SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of May 2014, the account registered to Counsel Trust Co Plumbers Local Annuity Fund acquired control due to ownership of greater than 25% of the Wright Total Return Bond Fund’s (the "Fund") outstanding shares.  Counsel Trust Co Plumbers Local Annuity Fund owned 25.4 % of the Fund and thus controlled the Fund as of that date.